SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                                    FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the fiscal year ended December 31, 1997

         [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                           COMMISSION FILE NO. 0-13322


A. Full title of the plan and address of the plan, if different from that of issuer named below:

                    United Bankshares, Inc. Savings and Stock
                                 Investment Plan


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                             United Bankshares, Inc.
                                300 United Center
                            500 Virginia Street, East
                         Charleston, West Virginia 25301

                              REQUIRED INFORMATION

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements, attached hereto, are filed as part of the Annual Report:

         Financial Statements and Schedules - Modified Cash Basis
         --------------------------------------------------------

         (i)      Report of Independent Auditors
         (ii)     Statements of Net Assets Available for Benefits
         (iii)    Statements of Changes in Net Assets Available for Benefits
         (iv)     Notes to Financial Statements
         (v)      Supplemental Schedules

                                Index to Exhibits
                                -----------------

                                     S-K Item 601              Sequential
       Description                  Table Reference            Page Number
       -----------                  ---------------            -----------

Consent of Ernst & Young LLP              (23)                        3

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       United Bankshares, Inc. Savings and
                                          Stock Investment Plan

June 29, 1998                          /s/ Jack C. Stokes
                                       ----------------------
                                       Jack C. Stokes
                                       Plan Administrator
                                       United Bankshares, Inc. Savings
                                          and Stock Investment Plan

                            United Bankshares, Inc.
                        Savings and Stock Investment Plan

                   Audited Financial Statements and Schedules

                               December 31, 1997

                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits--Modified Cash Basis...........2
Statements of Changes in Net Assets Available for Benefits--
     Modified Cash Basis.......................................................3
Notes to Financial Statements..................................................4

Schedules

Line 27a--Schedule of Assets Held for Investment Purposes......................9
Line 27d--Schedule of Reportable Transactions.................................10

                         Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits--modified cash basis of the United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits--modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits--modified cash basis of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits--modified cash basis for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment as of December 31, 1997, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 19, 1998                                              /s/ Ernst & Young LLP

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                Statements of Net Assets Available for Benefits--
                               Modified Cash Basis

                                                       DECEMBER 31
                                                1997               1996
                                         ---------------------------------------
ASSETS

Cash and equivalents                         $     387,229      $     486,244
Investments, at fair value (Note 3)             17,504,566         12,857,817
Contributions receivable                           122,545            174,826
Loans receivable                                    23,086             30,019
                                         ---------------------------------------
Net assets available for benefits              $18,037,426        $13,548,906
                                         =======================================

See notes to financial statements.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

          Statements of Changes in Net Assets Available for Benefits--
                              Modified Cash Basis

                                                                     YEAR ENDED DECEMBER 31
                                                                      1997                1996
                                                             ---------------------------------------
ADDITIONS
Contributions:
   Employees                                                     $     702,710      $     654,792
   Employer                                                            389,074            373,804
Investment income                                                      506,894            490,848
Interest income on loans receivable                                      2,239              2,698
Transfer of net assets from Eagle ESOP (Note 2)                              -          4,921,403
                                                             ---------------------------------------
                                                                     1,600,917          6,443,545

DEDUCTIONS
Withdrawals and benefit payments                                     2,223,604            847,251
                                                             ---------------------------------------
                                                                      (622,687)         5,596,294

Net realized and unrealized appreciation in fair
   value of investments (Note 3)                                     5,111,207          1,796,364
                                                             ---------------------------------------
Net increases                                                        4,488,520          7,392,658
Net assets available for benefits at beginning of year              13,548,906          6,156,248
                                                             ---------------------------------------
Net assets available for benefits at end of year                   $18,037,426        $13,548,906
                                                             =======================================

See notes to financial statements.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                          Notes to Financial Statements

                                December 31, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with generally accepted accounting principles.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

INVESTMENTS

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. DESCRIPTION OF THE PLAN

The Plan is a contributory defined contribution plan which is available to all full-time employees of United or any of its subsidiaries who have completed one year of service. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 12, 1996, Eagle Bancorp, Inc. merged with and into United. On July 24, 1996, the net assets of the Eagle Bancorp, Inc. Employee Stock Ownership Plan (Eagle ESOP) were transferred, at estimated fair value, into the Plan for the benefit of plan beneficiaries. Participants were 100% vested.

Active participants may defer up to 10% of their annual pre-tax compensation. United contributes an amount equal to 100% of the first 2% of the employee's deferral and 25% of the next 2% of the employee's deferral. Contributions are made by United on a quarterly basis and consist of cash which is used by the Plan to purchase shares of United common stock. Plan earnings are allocated to each participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

Participants may choose to have their contributions directed to any of the following investment options provided that investment elections are made in multiples of 25%.

UNITED COMMON STOCK

Investments are made in United common stock which is listed and its price quoted in the National Association of Securities Dealers Automated Quotations System (NASDAQ).

MUTUAL STOCK FUND

Investments are intended to be in a diversified portfolio of common stocks of highly capitalized companies.

MONEY MARKET FUND

Investments are intended to be in a portfolio of short-term United States Government securities not subject to significant market value fluctuations.

FIXED INCOME FUND

Investments are intended to be in a portfolio of United States Treasury and Government Agency securities with an average maturity of 3-4 years.

The allocation of Plan assets by investment program at December 31 follows:

                                                                    INVESTMENT PROGRAM
                                             ------------------------------------------------------------------
                                                   UNITED            MUTUAL          MONEY          FIXED
                                                   COMMON            STOCK          MARKET         INCOME
                                                    STOCK             FUND           FUND           FUND
                                             ------------------------------------------------------------------
     1997

     Cash and equivalents                          $    (1,516)      $        7       $388,724      $      14
     Contributions receivable                          109,909            7,148          2,089          3,399
     Loans receivable                                        -                -         23,086              -
     Investments (Note 3)                           15,282,818        1,432,864              -        788,884
                                             ==================================================================
     Net assets available for benefits             $15,391,211       $1,440,019       $413,899       $792,297
                                             ==================================================================

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

                                                                    INVESTMENT PROGRAM
                                             ------------------------------------------------------------------
                                                   UNITED            MUTUAL          MONEY          FIXED
                                                   COMMON            STOCK          MARKET         INCOME
                                                    STOCK             FUND           FUND           FUND
                                             ------------------------------------------------------------------
     1996
     Cash and equivalents                          $    75,163        $ 40,834        $345,682       $ 24,565
     Contributions receivable                          137,833          18,512           6,588         11,893
     Loans receivable                                        -               -          30,019              -
     Investments (Note 3)                           11,312,895         863,673               -        681,249
                                             ------------------------------------------------------------------
     Net assets available for benefits             $11,525,891        $923,019        $382,289       $717,707
                                             ==================================================================

3. INVESTMENTS

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

                                                                                      DECEMBER 31
                                                                                1997                  1996
                                                                         --------------------------------------
     Federated Intermediate Government Trust Fund                              $         -        $   681,249
     Goldman Sachs Capital Growth Fund                                           1,432,864            863,673
     United Bankshares, Inc. Common Stock                                       15,282,817         11,312,891

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

4. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT PROGRAM

                                                                 INVESTMENT PROGRAM
                                                 ----------------------------------------------------
                                                     UNITED       MUTUAL       MONEY       FIXED
                                                     COMMON        STOCK       MARKET      INCOME
                                                     STOCK         FUND         FUND        FUND         TOTAL
                                                 -------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
Additions:
   Contributions from employees                   $     379,591  $   178,147  $  53,974   $  90,998  $     702,710
   Contributions from employers                         389,074            -          -           -        389,074
   Investment income                                    443,765        2,852     18,555      41,722        506,894
   Interest income on loans                                   -            -      2,239           -          2,239
                                                 -------------------------------------------------------------------
                                                      1,212,430      180,999     74,768     132,720      1,600,917
Deductions:
   Withdrawals and benefit payments                   2,137,876       54,554      9,406      21,768      2,223,604
                                                 -------------------------------------------------------------------
                                                       (925,446)     126,445     65,362     110,952       (622,687)
Net realized and unrealized appreciation              4,766,596      334,312          -      10,299      5,111,207
                                                 -------------------------------------------------------------------
Net increases                                         3,841,150      460,757     65,362     121,251      4,488,520
Interfund transfers                                      24,170       56,243    (33,752)    (46,661)             -
Net assets available for benefits at
   beginning of year                                 11,525,891      923,019    382,289     717,707     13,548,906
                                                 -------------------------------------------------------------------
Net assets available for benefits at end of         $15,391,211   $1,440,019   $413,899    $792,297    $18,037,426
   year
                                                 ===================================================================

YEAR ENDED DECEMBER 31, 1996
Additions:
   Contributions from employees                   $     367,056  $   137,656  $  53,797   $  96,283  $     654,792
   Contributions from employers                         373,804            -          -           -        373,804
   Investment income                                    253,946      181,991     16,424      38,487        490,848
   Transfer of net assets from Eagle ESOP
     (Note 2)                                         4,921,403            -          -           -      4,921,403
   Interest income on loans                                   -            -      2,698           -          2,698
                                                 -------------------------------------------------------------------
                                                      5,916,209      319,647     72,919     134,770      6,443,545
Deductions:
   Withdrawals and benefit payments                     730,021       28,239     46,852      42,139        847,251
                                                 -------------------------------------------------------------------
                                                      5,186,188      291,408     26,067      92,631      5,596,294
Net realized and unrealized appreciation
   (depreciation)                                     1,754,899       55,317          -     (13,852)     1,796,364
                                                 -------------------------------------------------------------------
Net increases                                         6,941,087      346,725     26,067      78,779      7,392,658
Interfund transfers                                       7,401       90,779    (13,224)    (84,956)             -
Net assets available for benefits at
   beginning of year                                  4,577,403      485,515    369,446     723,884      6,156,248
                                                 -------------------------------------------------------------------
Net assets available for benefits at end of         $11,525,891  $   923,019   $382,289    $717,707    $13,548,906
   year
                                                 ===================================================================

For purposes of this disclosure, loans receivable have been combined with the money market fund.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

5. INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and other representatives of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds 320,059 shares of United common stock, which had an estimated fair value of $47.75 per share at December 31, 1997.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United National Bank, a wholly-owned subsidiary of United, acts as Trustee for the Plan.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                                                                     ESTIMATED
                                                                                                       FAIR
                         DESCRIPTION                                UNITS            COST              VALUE
--------------------------------------------------------------------------------------------------------------------
Goldman Sachs Treasury Obligation Portfolio Fund (cash
   equivalents)                                                       388,724      $   388,724      $     388,724
Federated Intermediate Government Trust Fund                           74,213          770,721            788,885
Goldman Sachs Capital Growth Fund                                      79,208        1,303,258          1,432,864
United Bankshares, Inc. common stock                                  320,059        4,890,194         15,282,817
Loans to participants (interest rates ranging from 5.5% to
   10.0%)                                                              23,086           23,086             23,086
                                                                              --------------------------------------
                                                                                    $7,375,983        $17,916,376

                                                                              ======================================

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                  Line 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1997

There were no category (i), (ii), (iii) or (iv) reportable transactions during fiscal year 1997.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32522) pertaining to the Savings and Stock Investment Plan of United Bankshares, Inc. and in the related Prospectus of our report dated June 19, 1998, with respect to the financial statements and schedules of the United Bankshares, Inc. Savings and Stock Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                                           /s/ Ernst & Young LLP

Charleston, West Virginia
June 26, 1998